UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Closing of Changzhou Sixun Transaction

As previously disclosed in the Current Report on Form 6-K of EZGO Technologies Ltd. (the “Company”) filed with the Securities and Exchange on January 26, 2023, on January 25, 2023, the Company entered into an equity transfer agreement with certain “non-U.S. Persons” (the “Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended, for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”) to Jiangsu EZGO New Energy Technologies Co., Ltd., an indirect wholly owned subsidiary of the Company (“Jiangsu New Energy”), in consideration of RMB59,400,000, of which (i) RMB5,000,000 was to be paid in cash on or prior to February 15, 2023, and (ii) the remaining consideration of RMB54,400,000 which is to be paid by issuing additional ordinary shares of the Company, with a selling restriction period of six months, to the Sellers within 45 days after January 25, 2023.

On January 25, 2023, the Company issued an aggregate of 7,667,943 ordinary shares to the Sellers, which had an aggregate value of RMB54,400,000 (approximately US$8,080,448), and the transfer of 100% of the equity interests of Changzhou Sixun to Jiangsu New Energy was recorded at the local industrial and commercial administration agency. On February 22, 2023, the Company paid RMB5,000,000 (approximately US$726,238) in cash to the Sellers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: February 22, 2023